Exhibit 21

Subsidiaries of the Registrant

State or Jurisdiction Under the Law of Which Organized

Jersey Shore State Bank.	Pennsylvania

Woods Real Estate Development Company, Inc.	Pennsylvania

Woods Investment Company, Inc.	Delaware